November 24, 2023
   File No. 001-09973

VIA EDGAR

Charli Gibbs-Tabler
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:
The Middleby Corporation

Form 10-K For Fiscal Year Ended December 31, 2022

Filed March 1, 2023

File No. 001-09973





Dear Charli Gibbs-Tabler:

Set forth below is the response of The Middleby Corporation
(the "Company") to the comment letter of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC"), dated November 9, 2023 (the "Comment Letter"), regarding the Company's Form 10-K for the fiscal year ended December 31, 2022, filed on March 1, 2023 (the "Form 10-K").

The Company's response to the Comment Letter is preceded by the Staff's comment in its entirety, with the Company's corresponding response set forth immediately following.


Response dated October 26, 2023

Management's Discussion and Analysis of Financial Condition and
Results of Operations, page 27

1. Your response to the first item of prior comment 1 reiterates information provided in your initial response, dated October 6, 2023, and continues to include a materiality qualification. Accordingly, we reissue this portion of our comment. Explain to us how you considered providing specific disclosure regarding the climate-related changes and opportunities identified in our prior comment, and tell us how you assessed materiality. Your response should discuss the climate-related changes in demand and competition you have experienced, and explain how you determined there were not material for purposes of disclosure, taking into account your statements that "action on climate change is an area of focus for our industry" and you expect "additional future opportunities to develop and sell sustainable products."

The Company assessed the materiality of the impact of climate-related changes and opportunities on its financial condition and results of operations by considering a number of factors. Those factors included the Company's insights regarding climate-related changes in demand and competition, the fact that the Company has not significantly changed its product mix in response to climate-related changes in demand or competition, the fact that the Company had not in the period covered by the Form 10-K significantly increased its focus on sustainability in the marketing of its product offerings and the fact that acquisitions, improving market conditions and certain pricing increases primarily contributed to the Company's results of operations. The Company identified a number of items in the Form 10-K that it identified as having a material impact on its financial condition and results of operations, including higher sales volumes, increases in sales commissions, the impact of recent acquisitions and the impact of foreign exchange rates. However, the Company did not believe that climate-related changes in demand and competition (both when considered as a standalone item and when considered in comparison to the aforementioned items) had or were reasonably likely to have a material impact on its financial condition or results of operations.

As noted in our prior responses, Company insights have revealed changing stakeholder expectations regarding product sustainability. Accordingly, as discussed in our Form 10-K, the Company has focused on acquiring leading brands and introducing innovative products to remain competitive as customers continue to prioritize sustainability as part of their business goals. For decades, we have developed and promoted energy star products and we continue to see strong demand for these products. Additionally, the Company has observed that climate-related changes in consumer preferences has led to increased research, development and innovation and competition in our industry to develop new energy-efficient products that result in lower emissions and help customers meet their sustainability goals. In response, our research and development (which comprises about 1.5% of Net Sales on average, annually) and product development teams are focused on delivering products that are designed to reduce energy consumption and that are environmentally safe in order for us to remain competitive and serve our customers' needs. The Company determined, after considering the points discussed above, that any further disclosure in this area was not warranted and that the narrative disclosure in the Form 10-K provides a useful and complete description of these impacts and our efforts(including to develop products that reduce energy consumption).

As noted in our prior responses, the Company intends to continue to assess the materiality of any impacts of climate-related changes and opportunities on its financial condition and results of operations and will address those matters in future SEC filings, if material.

If you have any questions or concerns, wish to discuss, or require clarification on any of the matters addressed herein, please do not hesitate to contact me at your convenience.


Very truly yours,



/s/ Bryan E. Mittelman
Chief Financial Officer